04046333

Remgro
Limited

CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · P.O. BOX 456, CAPE TOWN, 8000
TELEPHONE: (021) 888 3300 · TELEFAX: (021) 888 3399

82-5706

RECEIVED
2004 NOV 30 A 11:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TO: SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
WASHINGTON D.C. 20549, U S A

FAX NO: 091 (202) 942 9626 or
091 (202) 942 9627

FROM: MARIZA LUBBE
REMGRO LIMITED
SOUTH AFRICA

DATE: 29 NOVEMBER 2004

RE: REMGRO LIMITED

SUPPL

PROCESSED
DEC 0 1 2004
THOMSON
FINANCIAL

dlo 11/30

Remgro
Limited

CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · P.O. BOX 456, CAPE TOWN, 8000
TELEPHONE: (021) 888 3300 · TELEFAX: (021) 888 3399

TO: **MR MAHMOUD SALEM & MS TATYANA VESSELOVSKAYA**
THE BANK OF NEW YORK
101 BARCLAY STREET
NEW YORK
NEW YORK 10286

FAX NO: **091 (212) 571 3052**

FROM: **MARIZA LUBBE**
REMGRO LIMITED
SOUTH AFRICA

DATE: **29 NOVEMBER 2004**

RE: **REMGRO LIMITED**

Remgro
Limited
CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · P.O. BOX 456, CAPE TOWN 8000
TELEPHONE: (021) 888 3300 · TELEFAX: (021) 888 3399

29 November 2004

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
United States of America

RE: REMGRO LIMITED (FILE NO 82-5106) -- RULE 12g3-2(b)

Ladies and Gentlemen

In connection with Remgro Limited's ("the "Company's") exemption pursuant to rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached 5 copies of the Company's Interim results for the six months ended 30 September 2004, including the declaration of an interim dividend for the six months ending on 30 September 2004.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at telephone number (2721) 888 3311 or Robert M Chilstrom of Skadden, Arps, Slate, Meagher & Flom LLP in New York at 212-735-2588 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Mr Chilstrom at Skadden, Arps, Slate, Meagher & Flom LLP at 4 Times Square, New York, NY, 10036-6522.

Yours sincerely

M Lubbe
Company Secretary

cc: Mr Robert M. Chilstrom
Mr Mahmoud Salem
Ms Tatyana Vesselovskaya

REMGRO LIMITED

Registration number 1968/006415/06
ISIN ZAE000026480 Share Code REM

INTERIM REPORT FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2004

- **Increase in headline earnings per share:** **+ 3.0%**
- **Increase in intrinsic value per share during the six months:** **+ 6.5%**
- **Increase in interim dividend per share :** **+14.9%**

REMGRO LIMITED

ABRIDGED CONSOLIDATED BALANCE SHEET

	Unaudited 30 September 2004 R'm	2003 R'm	Audited 31 March 2004 R'm
ASSETS			
Non-current assets			
Property, plant and equipment	**3 529**	3 287	3 408
Biological agricultural assets	**85**	83	85
Investment properties	**22**	22	22
Goodwill and trade marks	**3 246**	3 323	3 246
Investments - Associated companies	**22 107**	18 558	19 545
- Other	**1 884**	2 061	1 861
Loans	**50**	49	49
Deferred taxation	**108**	76	105
	31 031	27 459	28 321
Current assets	**4 987**	4 655	5 208
Cash and cash equivalents	**2 469**	1 300	3 446
Other current assets	**2 518**	3 355	1 762
Total assets	**36 018**	32 114	33 529
EQUITY AND LIABILITIES			
Capital and reserves			
Interest of own members	31 791	28 427	29 766
Minority interest	**1 848**	1 516	1 700
Total shareholders' equity	33 639	29 943	31 466
Non-current liabilities	702	695	713
Retirement benefits	**128**	108	119
Long-term interest-bearing loans	**177**	186	172
Deferred taxation	397	401	422
Current liabilities	**1 677**	1 476	1 350
Short-term interest-bearing loans	**139**	86	105
Other current liabilities	**1 538**	1 390	1 245
Total equity and liabilities	**36 018**	32 114	33 529
Net asset value per share (Rand)			
(attributable to own members)			
- At book value	**R64.06**	R56.72	R59.38
- At intrinsic value	**R107.77**	R81.57	R101.23

ABRIDGED CONSOLIDATED INCOME STATEMENT

	Unaudited Six months ended 30 September 2004 R'm	Unaudited Six months ended 30 September 2003 R'm	Audited Year ended 31 March 2004 R'm
Revenue *(Note 5)*	**6 511**	6 330	11 902
Consolidated profit before taking into account the following	**834**	720	1 621
Depreciation	**(129)**	(118)	(240)
Finance costs	**(23)**	(22)	(39)
Impairment and amortisation of goodwill	**(2)**	(92)	(186)
Net impairment of investments and assets	**8**	1	4
Exceptional items	**-**	(1)	50
Consolidated profit before tax	**688**	488	1 210
Taxation	**(188)**	(177)	(415)
Consolidated profit after tax	**500**	311	795
Share of after-tax profit of associated companies	**3 301**	1 623	3 177
- Profit from operations	**2 180**	2 185	4 164
- Impairment and amortisation of goodwill	**(201)**	(155)	(383)
- Exceptional items *(Note 3)*	**1 322**	(407)	(604)
Group profit after tax	**3 801**	1 934	3 972
Minority interest	**(179)**	(150)	(335)
Net profit	**3 622**	1 784	3 637
Reconciliation of headline earnings:			
Basic earnings – Net profit	**3 622**	1 784	3 637
Plus/(minus) – portion attributable to own members:			
- Impairment and amortisation of goodwill	**202**	247	568
- Impairment of investments and assets	**(8)**	(1)	(1)
- Exceptional items	**(1 339)**	384	523
- Net loss/(surplus), after taxation, on disposal of property, plant and equipment	**(15)**	1	(8)
Headline earnings	**2 462**	2 415	4 719
Segmental analysis – Headline earnings *			
Tobacco interests	**1 040**	1 169	2 100
Financial services	**788**	676	1 394
Industrial interests	**538**	438	1 027
Mining interests	**81**	122	172
Corporate finance and other interests	**15**	10	26
	2 462	2 415	4 719

* *Refer to the section "Other adjustments – Restatement of segmental analysis"*

EARNINGS AND DIVIDENDS PER SHARE

	30 September 2004 Cents	2003 Cents	31 March 2004 Cents
Headline earnings	**492.0**	477.8	937.6
- Diluted	**490.6**	476.9	935.6
Basic earnings	**723.9**	353.0	722.7
- Diluted	**721.8**	352.3	721.1
Dividends			
Ordinary	**116.00**	101.00	285.00
- Interim	**116.00**	101.00	101.00
- Final			184.00
Special			200.00

ABRIDGED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Unaudited Six months ended 30 September 2004 R'm	2003 R'm	Audited Year ended 31 March 2004 R'm
Balance at 1 April	**29 766**	27 809	27 809
Prior year adjustments	**-**	(366)	(366)
Adjusted balance at 1 April	**29 766**	27 443	27 443
Net cumulative opening balance adjustment (AC 133)	**-**	36	36
Net fair value adjustments for the period (AC 133)	**10**	1 375	1 204
Net profit	**3 622**	1 784	3 637
Dividends paid	**(1 934)**	(810)	(1 316)
Exchange rate adjustments	**90**	(718)	(694)
Change in interest in subsidiary companies, associated companies and joint ventures	**(10)**	(9)	(10)
Change in reserves of associated companies and other reserves	**638**	(367)	(236)
Purchase of shares by wholly-owned subsidiary (treasury shares)	**(415)**	(295)	(295)
Net shares purchased by The Remgro Share Trust	**18**	(25)	(17)
Long-term share incentive scheme reserve	**6**	13	14
Interest of own members	**31 791**	28 427	29 766

ABRIDGED CONSOLIDATED CASH FLOW STATEMENT

	Unaudited Six months ended 30 September 2004 R'm	2003 R'm	Audited Year ended 31 March 2004 R'm
Cash generated from operations	**458**	506	1 678
Taxation paid	**(336)**	(297)	(363)
Dividends received*	**1 412**	147	1 718
Cash available from operating activities	**1 534**	356	3 033
Dividends paid	**(2 023)**	(873)	(1 438)
Net cash flow from operating activities	**(489)**	(517)	1 595
Investing activities	**(556)**	(528)	(528)
Financing activities	**14**	32	62
Net increase/(decrease) in cash and cash equivalents	**(1 031)**	(1 013)	1 129
Cash and cash equivalents at the beginning of the period	**3 393**	2 264	2 264
Cash and cash equivalents at the end of the period	**2 362**	1 251	3 393
Cash and cash equivalents - per balance sheet	**2 469**	1 300	3 446
Bank overdraft	**(107)**	(49)	(53)

* The dividend from R&R Holdings amounting to R1 087 million (2003: R1 014 million) was received in September 2004 (2003: October 2003).

ADDITIONAL INFORMATION

	30 September 2004	30 September 2003	31 March 2004
Number of shares in issue			
- Ordinary shares of 1 cent each	**486 493 650**	486 493 650	486 493 650
- Unlisted B ordinary shares of 10 cents each	**35 506 352**	35 506 352	35 506 352
Total number of shares in issue	**522 000 002**	522 000 002	522 000 002
Ordinary shares repurchased and held in treasury	**(21 772 456)**	(16 442 602)	(16 442 602)
Ordinary shares held by The Remgro Share Trust and accounted for as treasury shares	**(3 978 774)**	(4 348 000)	(4 236 087)
	496 248 772	501 209 400	501 321 313
Weighted number of shares	**500 377 065**	505 406 357	503 280 054

In determining the headline and basic earnings per share the weighted number of shares was taken into account.

	30 September 2004 R'm	30 September 2003 R'm	31 March 2004 R'm
Listed investments			
Associated			
- Book value	**8 680**	7 783	8 104
- Market value	**17 795**	11 057	14 413
Other			
- Book value	**1 808**	1 995	1 795
- Market value	**1 808**	1 995	1 795
Unlisted investments			
Associated			
- Book value	**13 427**	10 775	11 441
- Directors' valuation	**27 605**	22 380	27 903
Other			
- Book value	**76**	66	66
- Directors' valuation	**76**	66	66
Additions to and replacement of property, plant and equipment	**229**	257	470
Capital commitments	**603**	454	490
(Including amounts authorised, but not yet contracted for)			
Dividends received			
Dividends included in consolidated profit	**59**	9	28
Dividends from associated companies set off against investments	**1 393**	1 627	2 156
Interest received			
From unlisted investments and deposits (Included in consolidated profit)	**157**	194	334

ADDITIONAL INFORMATION (CONTINUED)

	30 September 2004 R'm	30 September 2003 R'm	31 March 2004 R'm
Exceptional items			
Exceptional items of subsidiary companies:			
Net capital surplus on the sale of investments and businesses	-	-	50
Other	-	(1)	-
Total before taxation – per income statement	-	(1)	50
Taxation	-	(2)	(3)
Total after taxation	-	(3)	47
Share of exceptional items of associated companies	1 322	(407)	(604)
Grand total – Attributable to own members *(Note 3)*	1 322	(410)	(557)

NOTES

1. ACCOUNTING POLICIES

The interim report is prepared on the historical cost basis, in accordance with South African Statements of Generally Accepted Accounting Practice, the requirements of the South African Companies Act 1973 as amended and the Listings Requirements of the JSE Securities Exchange South Africa (JSE) and incorporates policies which are consistent with those of the previous financial periods, with the exception of the implementation of the South African Statement of Generally Accepted Accounting Practice, AC 140 (IFRS 3): Business Combinations.

Attention is drawn to the fact that the accounting policies of associated companies do not in all circumstances correspond with that of the Company. This is the result of different accounting standards being applied in other countries, e.g. in the United Kingdom (relating to British American Tobacco Plc) and year-ends of local companies that differ, resulting in the later implementation of new accounting standards. No adjustments are made for such differences in accounting policies where it is not practicable.

2. PRIOR YEAR ADJUSTMENTS

Change in accounting policy

AC 140 (IFRS 3)

With effect from 1 April 2004 Remgro adopted AC 140: Business Combinations. In terms of the provisions of this accounting statement goodwill arising from a business combination for which the agreement date is on or after 31 March 2004, will not be amortised, but be carried at cost less accumulated impairment losses.

As from 1 April 2004 all goodwill that already existed on this date will also be treated in accordance with AC 140.

Due to the fact that the comparative figures are not restated under the transitional provisions of AC 140, certain items are not directly comparable on a line-for-line basis with that of prior periods.

Other adjustments

Restatement of comparative figures in respect of deferred taxation

As previously reported, Rainbow Chicken Limited (Rainbow) restated its results for the year ended 31 March 2003, in order to comply with the accounting statement dealing with deferred taxation. Rainbow's results for the six months ended 30 September 2003 were restated accordingly. This had no effect on Remgro's results for the comparative period. The comparative balance sheet on 30 September 2003 has been restated as set out below.

Restatement of comparative figures in respect of agricultural activities

Transvaal Sugar Limited restated its comparative figures for the six months ended 30 September 2003, in order to comply with the accounting statement dealing with agricultural activities. This had no effect on Remgro's results for the comparative period. The comparative balance sheet on 30 September 2003 has been restated as set out below.

Consolidation of The Remgro Share Trust (the "trust")

In terms of the rules of the JSE, Remgro consolidated the trust on 31 March 2004. Comparative figures for the six months ended 30 September 2003 have been restated accordingly and the 3 978 774 (30 September 2003: 4 348 000) ordinary shares held in the trust for participants are accounted for as if they were treasury shares and are also deducted from the issued number of shares in determining the weighted average number of shares. The cost price of the shares has been deducted from equity.

Restatement of comparative figures as a result of above-mentioned prior year adjustments:

	Six months ended 30 September 2003 R'm
Income statement	
Headline earnings as previously reported	2 422
Consolidation of The Remgro Share Trust	(7)
Restated headline earnings	2 415
Weighted number of shares in issue as previously reported	509 542 743
Restated weighted number of shares in issue	505 406 357
Headline earnings per share as previously reported (cents)	475.3
Restated headline earnings per share (cents)	477.8

	R'm
Balance sheet	
Increase in reserves	53
Increase in treasury shares	302
Decrease in minority liabilities	(45)
Decrease in loans	(177)
Increase in deferred tax assets	4
Increase in current assets	4
Increase in deferred tax liability	121
Increase in current liabilities	4

Restatement of segmental analysis

Remgro changed its segmental analysis. Since 1 April 2004 Distell Group Limited (Distell) and Medi-Clinic Corporation Limited (Medi-Clinic) are classified as "Industrial interests", while previously they were accounted for as "Trade mark interests" and "Corporate finance and other interests" respectively. Since this date Caxton and CTP Publishers and Printers Limited, which was previously accounted for under "Corporate finance and other interests", is also included in "Industrial interests".

After the restatement, R&R Holdings SA, Luxembourg, (R&R), which represents Remgro's tobacco interests is the only remaining interest under "Trade mark interests". Therefore, the description "Trade mark interests" has thus being changed to "Tobacco interests". The comparative figures have been changed accordingly.

3. RESULTS

- ***Headline earnings***

While total headline earnings increased by 1.9% from R2 415 million to R2 462 million, headline earnings per share increased by 3.0% to 492.0 cents, due to the favourable impact of the share repurchase programme.

The contribution of the tobacco interests, which represented 42.2% (2003: 48.4%) of headline earnings in the period under review, declined by 11.0% due mainly to the non-recurring call warrant premium accounted for in the comparative period.

BAT's attributable profit, excluding goodwill amortisation and exceptional items, increased by 2.4% in sterling before adjustments for movements in the present value of preference shares and dividends. In May this year, option holders exercised the call warrants issued by R&R in January 2003 in respect of the BAT preference shares. These preference shares were converted into ordinary BAT shares and R&R's share of the ordinary share capital of BAT decreased accordingly. This led to a decline in the weighted percentage interest equity accounted by R&R from 28.8% to 28.5% despite BAT's share buy-back programme.

Due to a stronger but more stable rand, the unfavourable currency impact on translation of R&R's contribution to headline earnings declined from R338 million in 2003 to R42 million as set out in the table below.

Six months to September	**2004**	2003
Average exchange rate (£/R)	**11.7460**	12.2233
Closing exchange rate (£/R)	**11.7170**	11.5413
R&R's contribution (£m)	**89**	96
R&R's contribution (Rm)	**1 040**	1 169
Unfavourable currency impact for the period (Rm)	**(42)**	(338)

FirstRand and RMBH's combined contribution to Remgro's headline earnings amounted to R556.8 million (2003: R478.4 million), while ABSA Group Limited also reported solid earnings growth. ABSA's contribution to headline earnings was R231.3 million (2003: R199.2 million).

The contribution of the industrial interests increased by 22.8%, mainly as a result of improved performances by Rainbow, Distell and Total South Africa. This was offset by lower results from Transvaal Sugar and Unilever Bestfoods Robertsons which contributed only R12.4 million (2003: R46.7 million) and R69.8 million (2003: R93.7 million) respectively. Medi-Clinic again reported solid results and its contribution to headline earnings increased by 11.9% to R125.2 million (2003: R111.9 million).

The total contribution of the mining interests decreased by 33.8% to R80.8 million. This was the result of lower income from Trans Hex as well as the fact that Remgro's interest in Impala, unbundled during June 2003 by Gencor Limited (Gencor), has not been equity accounted during the period under review, while Gencor, and therefore Impala, was equity accounted until 30 June 2003. Dividends from the latter, amounting to R53.4 million have been included in income during the period under review (2003: RNil).

Analysis of comparable headline earnings (cents per share)
- Excluding contribution by R&R

Six months to September	2004	2003
Headline earnings as reported	**492.0**	477.8
Elimination of R&R's contribution	**(207.8)**	(231.2)
Comparable headline earnings after elimination of the above (+15.2%)	**284.2**	246.6

- ***Basic earnings***

Basic earnings per share, after exceptional items and goodwill amortisation, increased by 105.1%, mainly due to Remgro's share in the favourable exceptional items of associated companies. The latter mainly comprises the profit realised by BAT following the merger of Brown & Williamson's US businesses with R.J. Reynolds to form a new holding company, Reynolds American Inc, and from the sale of Lane Limited to Reynolds American.

4. INTRINSIC VALUE

Remgro's intrinsic value per share has increased by 6.5% from R101.23 at 31 March 2004 to R107.77 at 30 September 2004.

R million	30 September 2004	31 March 2004
Tobacco interests	**22 656**	23 517
Financial services	**15 580**	12 185
Industrial interests	**11 212**	10 181
Mining interests	**2 408**	2 548
Other interests	**218**	170
Cash at the centre	**1 407**	2 150
	53 481	50 751
Issued shares after deduction of treasury shares (million)	**496.2**	501.3
Intrinsic value per share (R) - before taking into account any possible capital gains tax	**107.77**	101.23

Further details are available on the website and will be included in the interim report that will be mailed to shareholders.

5. REVENUE

- of the Company and its subsidiaries	30 September 2004 R'm	30 September 2003 R'm	31 March 2004 R'm
Revenue, excluding dividends and interest	**4 902**	4 500	9 384
Dividends and interest	**1 609**	1 830	2 518
Total revenue	**6 511**	6 330	11 902

Due to the nature and composition of the Group, segmental analysis in respect of revenue is not meaningful.

6. BRITISH AMERICAN TOBACCO PLC (BAT)

Remgro's interest in BAT is represented by a one-third shareholding in R&R Holdings SA, Luxembourg, (R&R). The other two-thirds are held by Compagnie Financière Richemont SA (Richemont).

The results for the period reflect R&R's 29.6% interest of BAT's results for the period up to the conversion of the BAT preference shares into ordinary shares at the beginning of June 2004 at which time its interest was diluted to 27.9%. Subsequent share buy-backs by BAT resulted in R&R's percentage holding rising to 28.1 by the period end. This compares to R&R's 28.8% share of BAT's results for the six months to 30 September 2003.

As explained in the 2003 Annual Report, those BAT preference shares were treated as debt instruments since January 2003 and were no longer equity accounted. This also resulted in those debt instruments being revalued to fair value. The movement in the present value of the preference shares was therefore recognised and accounted for accordingly. The deferred net warrant premium was included in equity accounted income during the six-month period to 30 September 2003.

R&R's share of BAT's earnings for the six months to 30 September 2004 is based on BAT's results for the nine-month period to 30 September 2004, less the results for the quarter to 31 March 2004.

R&R's contribution to Remgro's headline earnings is as follows:

	Six months to September	
	2004	2003
	£'m	£'m
Attributable profit of BAT before goodwill and exceptional items	**848**	828
Movement in present value of BAT preference shares and dividends	**(8)**	(20)
Adjusted attributable profit of BAT for the six months ended 30 September	**840**	808
R&R's share of the adjusted attributable profit of BAT:		
- 29.6% for 1 April 2004 to 31 May 2004	**76**	-
- 28.1% for 1 June 2004 to 30 September 2004	**164**	-
- 28.8% for 1 April 2003 to 30 September 2003	-	233
Movement in present value of BAT preference shares and dividends	**8**	20
R&R's other income	**18**	4
	266	257
Net warrant premium	**-**	30
R&R's adjusted headline earnings for the six months ended 30 September	**266**	287
Remgro's 33.33% share thereof	**89**	96
	R'm	R'm
Translated at an average £/R rate of 11.7460 (2003: 12.2233)	**1 040**	1 169

BAT has a 31 December financial year-end. The following commentary is based on the latest reported BAT results for the nine months to 30 September 2004.

Operating profit for the nine months before charging goodwill amortisation and exceptional items was 1% higher at £2 138 million, with results being adversely affected by the negative impact of exchange rates. At comparable rates of exchange, operating profit would have risen 7%, benefiting from the acquisition of Ente Tabacchi Italiani S.p.A. and good performances in all regions except America-Pacific.

BAT's group sales volumes grew by 6% to 618 billion, driven largely by acquisitions and the impact of the Reynolds American transaction completed on 30 July 2004. The four global drive brands Kent, Dunhill, Lucky Strike and Pall Mall improved in the third quarter, up 3%, and for the nine months grew slightly, after being somewhat lower than last year in the first six months.

Further information will be included in the interim report that will be mailed to shareholders and will then be available on the website.

7. OTHER INVESTMENTS

The most important changes since 1 April 2004 were as follows:

Repurchase of Remgro shares
During the period under review, a wholly-owned subsidiary company of Remgro acquired a further 5 329 854 ordinary Remgro shares (1.1% of the ordinary shares) at an average price of R77.89 for a total amount of R415.1 million. Together with those shares acquired in previous financial years, a total of 21 772 456 (4.5%) are held as treasury shares.

During the period under review The Remgro Share Trust bought 8 000 (2003: 398 000) ordinary Remgro shares at an average price of R82.65 (2003: R63.66) for a total amount of R0.6 million (2003: R25.3 million). During the period under review 265 313 shares were delivered to participants against payment thereof.

Since 30 September 2004:

Henkel South Africa (Proprietary) Limited (Henkel)
During October 2004 Remgro sold its 50% interest in Henkel for R80 million. The capital surplus will be accounted for as an exceptional item.

DIVIDENDS

Notice is hereby given that an interim dividend of 116 cents (2003: 101 cents) per share has been declared in respect of both the ordinary shares of one cent each and the unlisted B ordinary shares of ten cents each, for the half year to 30 September 2004.

Dates of importance:

Last day to trade in order to participate in the interim dividend	Friday, 7 January 2005
Trading on or after this date will be ex the interim dividend	Monday, 10 January 2005
Record date	Friday, 14 January 2005
Payment date	Monday, 17 January 2005

Shareholders may not dematerialise or rematerialise their holdings of ordinary shares between Monday, 10 January 2005, and Friday, 14 January 2005, both days inclusive.

On payment date, if so mandated, dividends due to holders of certificated securities will either be transferred electronically to such shareholders' bank accounts or, alternatively, cheques will be posted to their registered addresses.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with their Central Securities Depository Participant (CSDP) or broker.

Signed on behalf of the Board of Directors.

Johann Rupert
Chairman

Thys Visser
Chief Executive Officer / Deputy Chairman

Stellenbosch
26 November 2004

DIRECTORATE

Non-executive directors
Johann Rupert *(Chairman)*,
P E Beyers, G D de Jager*, J W Dreyer, P K Harris*,
E de la H Hertzog, E Molobi*, J F Mouton*, D Prins*,
F Robertson*
(**Independent*)

Executive directors
M H Visser *(Chief Executive Officer/Deputy Chairman)*,
W E Bührmann, D M Falck, J A Preller (Mrs), T van Wyk

Retirement
Mr P G Steyn retired as director on 25 August 2004.

CORPORATE INFORMATION

Secretary
M Lubbe (Mrs)

Listing
JSE Securities Exchange South Africa
Sector: Financial – Investment Companies

American depositary receipt (ADR) program
Cusip number 75956M107 ADR to ordinary share 1 : 1

Depositary
The Bank of New York, 101 Barclay Street, New York NY 10286

Business address and registered office
Carpe Diem Office Park, Quantum Street,
Techno Park, Stellenbosch 7600
(P O Box 456, Stellenbosch 7599)

Transfer Secretaries
Computershare Investor Services 2004 (Pty) Limited,
70 Marshall Street, Johannesburg 2001
(P O Box 61051, Marshalltown 2107)

Auditors
PricewaterhouseCoopers Inc.,
Stellenbosch

Sponsor
Rand Merchant Bank (A division of FirstRand Bank Limited)
Corporate Finance

Website
www.remgro.com

****
***   RX REPORT   ***
****

RECEPTION OK

TX/RX NO	8994
CONNECTION TEL	
SUBADDRESS	
CONNECTION ID	M&I SECRETERIAL
ST. TIME	11/29 08:15
USAGE T	06'44
PGS.	15
RESULT	OK